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                             July 21, 2021

       Patrick Ford
       Chief Financial Officer and Secretary
       NextGen Acquisition Corp
       2255 Glades Road, Suite 324A
       Boca Raton, FL 33431

                                                        Re: NextGen Acquisition
Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed June 25, 2021
                                                            File No. 333-256168

       Dear Mr. Ford:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-4

       Xos, page 2

   1. We note your response to prior comment 1 and and your revised disclosure that as of
                                                        "June 1, 2021, we have
delivered 32 vehicles." Please also disclose how many vehicles you expect to deliver
in 2021 and quantify the vehicles representing the 90% of the aforementioned
contracted non-option orders by the end of 2022.
       Interests of NextGen's Directors and Executive Officers in the Business Combination, page 12

   2. While we note your revisions to our prior comments in this section describing the benefits to the Sponsor and
NextGen's directors and executive officers in comparison to the
                                                        NextGen Shareholders
and warrant holders generally in the bullet points on pages 12 through 14. Please
revise the paragraph prior to your bullet point disclosure to summarize
 Patrick Ford
FirstName  LastNamePatrick
NextGen Acquisition Corp Ford
Comapany
July       NameNextGen Acquisition Corp
     21, 2021
July 21,
Page  2 2021 Page 2
FirstName LastName
         such benefits in a clear and direct manner.
Projected Financial Information, page 121

3. We note your revisions in response to prior comment 13 regarding your assumptions.
         Please expand your disclosure to identify other key assumptions beyond the three you identify. For example, we note you reference "increased demand and rate of sales orders;"
         an "increase of expected average sales price" and "an increase in customer subscriptions"
         among other disclosures.
Unaudited Pro Forma Condensed Combined Financial Information, page 170

4. We refer you to the third paragraph on page 170. Your disclosure refers to the objectives of the preparation requirements under the legacy pro forma rules and are no longer applicable under the amended rules. Please revise your disclosures accordingly. Refer to Release No. 33-10786.
5. Your pro forma income statements appear to be prepared assuming that the conversion of
         Xos    notes payable occurred on January 1, 2020. Please revise to include this information
         in the introductory paragraph, or explain how you believe adjustments
(CC), (DD), and
         (EE) comply with the requirements in Article 11 of Regulation S-X and Release No. 33-
         10786.
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 176

6. Your response to prior comment 17 indicates that you revised your presentation to reclassify the transaction fees from APIC to accumulated deficit. As the business combination will be accounted for as a reverse recapitalization transaction, qualifying transaction costs incurred by the target company should be charged directly to equity. In this regard, please revise your presentation in the pro forma balance sheet to reflect the adjustment for transaction costs against APIC. Refer to SAB Topic 5.A. Additionally, revise the related disclosure in the notes to the pro forma financial statement to be consistent with the presentation reflected in the pro forma balance sheet (Note C).

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations Note (EE), page 178

7. Please revise to reflect the recognized loss on extinguishment of convertible debt in your pro forma income statement for the year ended December 31, 2020, if prepared assuming
         that the conversion of Xos    notes payable occurred on January 1,
2020.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Patrick Ford
NextGen Acquisition Corp
July 21, 2021
Page 3

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eiko Yaoita Pyles at 202-551-3587 or Jean Yu at 202-551-3587 if you
have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNamePatrick Ford                             Sincerely,
Comapany NameNextGen Acquisition Corp
                                                           Division of
Corporation Finance
July 21, 2021 Page 3                                       Office of
Manufacturing
FirstName LastName